Section 7.03 of the registrant’s bylaws was amended to read in its entirety as follows:

SECTION 7.03. Fiscal Year. The fiscal year of the Fund shall be the 12 calendar month period ending October 31 in each year, unless otherwise provided by the Board of Directors.